For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Leadership Change

TORONTO - September 25, 2014- Sears Canada Inc. (TSX: SCC) announced today that Douglas C. Campbell, President and Chief Executive Officer, has informed the Company that he intends to resign from the Company and return to the United States by the end of this calendar year to tend to personal family issues. The Board will commence a search for a new CEO immediately. Mr. Campbell intends to continue as the CEO until Sears Canada names a replacement, but no later than January 1, 2015.

William C. Crowley, Chairman of the Board of Sears Canada, said, "On behalf of my fellow directors and the associates of Sears Canada, I would like to thank Doug for his diligent leadership as an Officer of the Company, since 2012, and in particular as CEO, which post he has held since September 2013. Doug brought a focus on creating value for shareholders while taking the cost efficiency and investment steps necessary to produce a viable and profitable Canadian retailer. We wish the best for Doug and his family."

Mr. Campbell responded, "I want to thank the Board for its support and counsel. I also want to express my gratitude to the Sears Canada associates who have worked tirelessly to take care of our customers and to maintain the position of Sears Canada as a great retailer focused on serving Canadian families."

Sears Canada remains committed to continue the strategy of optimizing productivity, realizing value from desirable assets, and creating a highly relevant retailer in Canada with a focus on rural and suburban locations. The Board of Sears Canada is focused on maximizing total value. At the end of the year, the Board will review the appropriate level of cash for the Company, and any potential return of capital to shareholders, based on the performance of the Company during the Holiday season and the prospects for the business going forward.

Sears Canada will continue to cooperate with Sears Holdings Corporation (NASDAQ: SHLD) in its previously announced process to explore strategic alternatives for its 51% interest in Sears Canada.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.